Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

NAME	JURISDICTION OF INCORPORATION/FORMATION
United Natural Foods West, Inc.	California
Natural Retail Group, Inc.	Delaware
d/b/a Earth Origins Market
Albert's Organics, Inc.	California
UNFI Canada, Inc.	Canada
Blue Marble Brands, LLC	Delaware
United Natural Trading, LLC	Delaware
d/b/a Woodstock Farms Manufacturing
United Natural Transportation, Inc.	Delaware
Springfield Development Corp LLC	Delaware